JACOB A. LUTZ III 804.697.1490 telephone 804.698.6014 facsimile jacob.lutz@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Troutman Sanders Building 1001 Haxall Point P.O. Box 1122 (23218-1122) Richmond, Virginia 23219 804.697.1200 telephone troutmansanders.com

JULY 2, 2009

SUBMITTED VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Bankshares, Inc. (CIK No. 0001442741) Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of First Bankshares, Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission, pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, is a Preliminary Proxy Statement on Schedule 14A in connection with the merger of the Company and Xenith Corporation.

Should you have any questions with respect to this filing, please contact the undersigned at (804) 697-1490 or Susan Ancarrow at (804) 697-1861.

Sincerely,

/s/ Jacob A. Lutz III
Jacob A. Lutz III

Attachments

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